CUSIP No. 96924N100



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


 Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)(1)

                               Willdan Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    9692N100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 20, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





-------------------

                                  1 of 9 Pages

CUSIP No. 96924N100


--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Park West Investors Master Fund, Limited

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization: Cayman Islands

--------------------------------------------------------------------------------

Number of         5.  Sole Voting Power - 386,534
Shares
Beneficially      --------------------------------------------------------------
Owned by          6.  Shared Voting Power - None
Each
Reporting         --------------------------------------------------------------
Person            7.  Sole Dispositive Power - 386,534
With:
                  --------------------------------------------------------------
                  8.  Shared Dispositive Power - None

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person - 386,534

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11. Percent of Class Represented by Amount in Row (9): - 5.4% (based on 7,147,640 shares of common stock, par value $0.01 per share, of Willdan Group, Inc. ("Issuer Common Stock") outstanding as of May 9, 2007, as disclosed by Willdan Group, Inc. (the "Company") in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 10, 2007).

12.  Type of Reporting Person - CO


                                  2 of 9 Pages

CUSIP No. 96924N100


--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Park West Asset Management LLC

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization: Delaware

--------------------------------------------------------------------------------

Number of         5.  Sole Voting Power - 470,111
Shares
Beneficially      --------------------------------------------------------------
Owned by          6.  Shared Voting Power - None
Each
Reporting         --------------------------------------------------------------
Person            7.  Sole Dispositive Power - 470,111
With:
                  --------------------------------------------------------------
                  8.  Shared Dispositive Power - None

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person - 470,111

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11. Percent of Class Represented by Amount in Row (9): - 6.6% (based on 7,147,640 shares of Issuer Common Stock outstanding as of May 9, 2007, as disclosed by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 10, 2007)

12.  Type of Reporting Person - IA


                                  3 of 9 Pages

CUSIP No. 96924N100


--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Peter S. Park

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------

Number of         5.  Sole Voting Power - 470,111
Shares
Beneficially      --------------------------------------------------------------
Owned by          6.  Shared Voting Power - None
Each
Reporting         --------------------------------------------------------------
Person            7.  Sole Dispositive Power - 470,111
With:
                  --------------------------------------------------------------
                  8.  Shared Dispositive Power - None

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person - 470,111

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11. Percent of Class Represented by Amount in Row (9): - 6.6% (based on 7,147,640 shares of Issuer Common Stock outstanding as of May 9, 2007, as disclosed by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 10, 2007)

12.  Type of Reporting Person - IN


                                  4 of 9 Pages

CUSIP No. 96924N100


Item 1.

     (a) Name of Issuer- Willdan Group, Inc., a corporation organized under the laws of Delaware

     (b) Address of Issuer's Principal Executive Offices- 2401 East Katella Avenue, Suite 300, Anaheim, California 92806


Item 2.

     (a) Name of Persons Filing - (1) Park West Investors Master Fund, Limited, a Cayman Islands exempted company ("PWIMF"), (2) Park West Asset Management LLC, a Delaware limited liability company ("PWAM"), and (3) Peter S. Park (collectively, the "Reporting Persons").

     (b) Address of Principal Business Office or, if none, Residence -- 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939

     (c) Citizenship - (1) Cayman Islands; (2) Delaware; (3) United States of America (d) Title of Class of Securities- Common stock, par value $0.01 per share (e) CUSIP Number- 96924N100


Item 3.

     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]   Broker or dealer registered under section 15 of the Act.

     (b)  [ ]   Bank as defined in section 3(a)(6) of the Act.

     (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act.

     (d)  [ ]   Investment company registered under section 8 of the Investment
                Company Act of 1940.

     (e)  [ ]   An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

     (f)  [ ]   An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);

     (g)  [ ]   A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G);

     (h)  [ ]   A savings associations as defined in Section 3(b) of the Federal
                Deposit Insurance Act;

     (i)  [ ]   A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment
                Company Act of 1940;

     (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                                  5 of 9 Pages

CUSIP No. 96924N100


Item 4.

     Ownership

     (a) Amount beneficially owned -- As of July 20, 2007, the Reporting Persons' beneficial ownership were as follows: (i) PWIMF owned 386,534 shares of Issuer Common Stock; (ii) PWAM, as investment manager of PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company ("PWPI"), beneficially owned 470,111 shares of Issuer Common Stock, consisting of 386,534 shares held by PWIMF and 83,577 shares held by PWPI; and (iii) Peter S. Park, as sole member and manager of PWAM, beneficially owned the 470,111 shares of Issuer Common Stock beneficially owned by PWAM.

          The reporting persons have, within the ordinary course of business, purchased securities of the Company. The Reporting Persons have not acquired securities in the Company with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The Reporting Persons have purchased, and may in the future purchase or sell, shares on the open market at prevailing prices.

     (b) Percent of class -- As of July 20, 2007, the Reporting Persons' beneficial ownership based on 7,147,640 shares of Issuer Common Stock outstanding as of May 9, 2007, as disclosed by the Company in its Quarterly Report on Form 10-Q filed with the SEC on May 10, 2007, were as follows: (i) PWIMF beneficially owned 5.4% of outstanding of Issuer Common Stock,; (ii) PWAM beneficially owned 6.6% of outstanding Issuer Common Stock; and (iii) Peter S. Park beneficially owned 6.6% of outstanding Issuer Common Stock.

     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or to direct voting -- PWIMF has the sole power to direct the vote of 386,534 shares of Issuer Common Stock. PWAM, and Peter S. Park, as sole member and manager, each have the sole power to vote or to direct the vote of 470,111 shares of Issuer Common Stock.

          (ii) Shared power to vote or to direct voting -- PWIMF does not have shared power with respect to the voting or direction of voting with respect to the shares of Issuer Common Stock it owns. Neither PWAM, nor Peter S. Park, as sole member and manager thereof, have shared power with respect to the voting or direction of voting with respect to the shares of Issuer Common Stock they beneficially own.

          (iii) Sole power to dispose or to direct disposition -- PWIMF has the sole power to dispose or to direct the disposition of 386,534 shares of Issuer Common Stock. PWAM, and Peter S. Park, as sole member and manager thereof, each have the sole power to dispose or direct the disposition of 470,111 shares of Issuer Common Stock.

          (iv) Shared power to dispose or to direct disposition -- PWIMF does not have shared power with respect to the disposition or direction to dispose of the shares Issuer Common Stock it owns. Neither PWAM, nor Peter S. Park, as sole member and manager thereof, have shared power with respect to the disposition or direction to dispose of the shares of Issuer Common Stock they beneficially own.


                                  6 of 9 Pages

CUSIP No. 96924N100


Item 5.

     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.

     Ownership of More than Five Percent on Behalf of Another Person.

PWAM is the investment manager of PWIMF. Peter S. Park is the sole member and manager of PWAM.


Item 7.

     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.


Item 8.

     Identification and Classification of Members of the Group

Not Applicable.


Item 9.

     Notice of Dissolution of Group

Not Applicable.


Item 10.

     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  7 of 9 Pages

CUSIP No. 96924N100


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  July 30, 2007
                                                  -------------
                                                       Date

                                      PARK WEST INVESTORS MASTER FUND, LIMITED

                                      By: Park West Asset Management LLC, its
                                          Investment Manager

                                      By: /s/James J. Watson
                                          ------------------

                                      Name:  James J. Watson

                                      Title: Chief Financial Officer


                                      PARK WEST ASSET MANAGEMENT LLC

                                      By: /s/James J. Watson
                                          ------------------

                                      Name:  James J. Watson

                                      Title: Chief Financial Officer


                                      /s/Peter S. Park
                                      ----------------
                                      Peter S. Park



                                  8 of 9 Pages

CUSIP No. 96924N100


Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Willdan Group, Inc.; and further agree that this Joint Filing Agreement be included as Exhibit 1. In evidence thereof, the undersigned hereby execute this agreement this 30th day of July, 2007.


                                      PARK WEST INVESTORS MASTER FUND, LIMITED

                                      By: Park West Asset Management LLC, its
                                          Investment Manager

                                      By: /s/James J. Watson
                                          ------------------

                                      Name:  James J. Watson

                                      Title: Chief Financial Officer


                                      PARK WEST ASSET MANAGEMENT LLC

                                      By: /s/James J. Watson
                                          ------------------

                                      Name:  James J. Watson

                                      Title: Chief Financial Officer


                                      /s/Peter S. Park
                                      ----------------
                                      Peter S. Park



                                  9 of 9 Pages